

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 4631

May 25, 2010

<u>**Via U.S. Mail**</u>

Jesse E. Neyman
Executive Vice President,
Finance and Strategic Planning
Flotek Industries, Inc.
2930 W. Sam Houston Pkwy N., Suite 300
Houston, TX 77043

> **RE: Flotek Industries**
> **Form S-3 filed April 30, 2010**
> **File No. 333-166442**

Dear Mr. Neyman:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In addition to File Nos. 333-166442 and 333-166443, we note that you currently have another outstanding effective registration statement (333-161552). In the interest of simplified disclosure, please consider the application of Securities Act Rule 429. You may wish to rely upon this rule by filing an amendment that contains a single prospectus relating to the shares in these offerings and in your other outstanding offering. Absent the use of Rule 429, please revise the cover

page of the registration statement to reference concisely your concurrent offerings.

Selling Stockholders, page 5

2. We note your disclosure that "Northwestern Mutual Life Insurance Company and OTA LLC are broker-dealers or affiliates of a broker-dealer." Please be advised that all selling stockholders who are registered broker dealers who did not receive their securities as compensation for investment banking or similar services should be identified as underwriters. If any of the selling stockholders are affiliates of broker-dealers, confirm that at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot make these representations on behalf of the selling stockholders, please identify them as underwriters.

Plan of Distribution, page 10

3. Please clearly state that the selling security holders that are not broker-dealers or affiliates of broker-dealers may be deemed to be underwriters.

Item 17. Undertakings, page II-3

4. Please provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K. In addition, please delete as inapplicable the undertakings set forth in paragraphs (4) and (5).

Exhibit 5.1

5. Please have counsel revise its opinion to provide consent to the reference of its name under the heading "Legal Matters" in the prospectus.

6. We note that the legal opinion is limited by date and does not speak through the date of effectiveness. Counsel should revise the opinion to remove the date qualification or be advised that, if circumstances require, we may request that counsel file an opinion dated in closer proximity to the date and time of effectiveness.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3397 if you have any questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: W. Mark Young (via facsimile)
Andrews Kurth LLP